[DESCRIPTION]ANNUAL STATEMENT OF CHANGES
               IN BENEFICIAL OWNERSHIP

FORM 5

/ /  Check box if no longer                              OMB APPROVAL
     subject to Section 16.                          OMB NUMBER: 3235-0362
     Form 4 or Form 5                             EXPIRES: SEPTEMBER 30, 1998
     obligations may continue.                      ESTIMATED AVERAGE BURDEN
     See Instruction 1(b)                            HOURS PER RESPONSE 1.0

/X/  Form 3 Holdings Reported

/ /  Form 4 Transactions Reported


                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     du Coudray                      Jeannine
     (Last)                         (First)                   (Middle)

     c/o Netserv Communications Inc., 16 Victoria Avenue
     (Street)

     Bretton Hall, Port of Spain    Trinidad, West Indies
     (City)                         (State)                     (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Netserv Communications Inc.
     (Common Stock: No Trading Symbol)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     12/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( V )  Director                              (   )  10% Owner
     ( V )  Officer (give title below)            (   )  Other (specify below)

     Chairwoman of the Board and President

7.   Individual or Joint/Group Filing (Check applicable line)

     ( V )  Form filed by One Reporting Person
     (   )  Form filed by More than One Reporting Person

* If Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                           (Print or Type Responses)                    Page 1

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security                  2.  Transaction Date
    (Instr. 3)                             (Month/Day/Year)
- -------------------------------------  -----------------------
a.  Common Stock, par value $.001           11/18/99
- -------------------------------------  -----------------------

b.
- -------------------------------------  -----------------------

c.
- -------------------------------------  -----------------------

d.
- -------------------------------------  -----------------------

e.
- -------------------------------------  -----------------------

f.
- -------------------------------------  -----------------------

3.  Transaction  4.  Securities Acquired (A) or
     Code                 Disposed of (D)
     (Instr. 8)           (Instr. 3, 4 and 5)
                     -------------------------------------------
                         Amount      (A) or (D)      Price
- -----------------  -------------  -------------  -------------
a. J (1)               160,000        A              N/A (1)
- -----------------  -------------  -------------  -------------

b.
- -----------------  -------------  -------------  -------------

c.
- -----------------  -------------  -------------  -------------

d.
- -----------------  -------------  -------------  -------------

e.
- -----------------  -------------  -------------  -------------

f.
- -----------------  -------------  -------------  -------------


5.  Amount of Securities        6. Ownership Form:  7. Nature of Indirect
    Benificially Owned             Direct (D) or       Beneficial Ownership
    at End of Issuer's Fiscal      Indirect (I)        (Instr. 4)
    Year                           (Instr. 4)
    (Instr. 3 and 4)

- -----------------------------  ------------------  -----------------------
a. 160,000                         D
- -----------------------------  ------------------  -----------------------

b.
- -----------------------------  ------------------  -----------------------

c.
- -----------------------------  ------------------  -----------------------

d.
- -----------------------------  ------------------  -----------------------

e.
- -----------------------------  ------------------  -----------------------

f.
- -----------------------------  ------------------  -----------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                    Page 2


     Table II - Derivative Securities Acquired, Disposed of, or
                             Beneficially Owned
                (e.g, puts, calls, warrants, options, convertible securities)

1. Title of     2. Conver-    3. Transac- 4. Transac-   5. Number of
   Derative        sion or       sion        sion          Derivative
   Security        Exercise      Date        Code          Securities
   (Instr. 3)      Price         (Month/                   Acquired (A) or
                   of            Day/        (Instr. 8)    Disposed of (D)
                   Derivative    Year)                     (Instr. 3, 4 and 5)
                   Security                                --------------------
                                                             (A)        (D)
- ------------  --------------  ----------  -------------  --------- ----------
a.
- ------------  --------------  ----------  -------------  --------- ----------

b.
- ------------  --------------  ----------  -------------  --------- ----------

c.
- ------------  --------------  ----------  -------------  --------- ----------

d.
- ------------  --------------  ----------  -------------  --------- ----------

e.
- ------------  --------------  ----------  -------------  --------- ----------

f.
- ------------  --------------  ----------  -------------  --------- ----------


6. Date Exercisable         7. Title and Amount of Underlying   8. Price of
   and Expiration              Securities                          Derivative
   Date                       (Instr. 3 and 4)                     Security
   (Month/Day/Year)                                                (Instr. 5)

- ---------------------------  ---------------------------------
   Date           Expiration      Title           Amount or
   Exercisable    Date                            Number of
                                                  Shares
- --------------- -----------  -----------------  --------------  -------------
a.
- --------------- -----------  -----------------  --------------  -------------

b.
- --------------- -----------  -----------------  --------------  -------------

c.
- --------------- -----------  -----------------  --------------  -------------

d.
- --------------- -----------  -----------------  --------------  -------------

e.
- --------------- -----------  -----------------  --------------  -------------

f.
- --------------- -----------  -----------------  --------------  -------------

9. Number of        10. Ownership         11. Nature of
   Derivative           of Deriva-            Indirect
   Securities           tive                  Beneficial
   Beneficially         Security:             Ownership
   Owned at             Direct (D)            (Instr. 4)
   End of Year          or Indirect
   (Instr. 4)           (I) (Instr. 4)

-------------------  --------------------  -----------------
a.
-------------------  --------------------  -----------------

b.
-------------------  --------------------  -----------------

c.
-------------------  --------------------  -----------------

d.
-------------------  --------------------  -----------------

e.
-------------------  --------------------  -----------------

f.
-------------------  --------------------  -----------------


Explanation of Responses:
(1) Persuant to the terms and conditions of a Stock Exchange Agreement dated November 18, 1999, the reporting person's common shares of Netserv Caribbean Limited ("NETS") were converted into common shares of Netserv Communications Inc. (the "Company") at the conversion rate of 0.766 shares of the common stock of the Company for each share of NETS.


/s/ Jeannine du Coudray                                January 17, 2000
- -------------------------------                   ----------------------
** Signature of Reporting Person                        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                           (Print or Type Responses)                    Page 3